SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 22, 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-167844) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-167844):

Exhibit	Document
1	Capitalization Table as at June 30, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Tim Tookey
	Name:	Tim J.W. Tookey
	Title:	Group Finance Director Lloyds Banking Group plc

22 December 2010

Exhibit 1

Capitalization

The following table shows the Group’s capitalization and indebtedness on an unaudited consolidated basis in accordance with IFRS as at June 30, 2010. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

June 30, 2010
(£m)
Capitalization
Equity
Shareholders’ equity	46,773
Non-controlling interests	883
Total equity	47,656
Indebtedness
Subordinated liabilities	35,243
Debt securities
Debt securities in issue	221,825
Liabilities held at fair value through profit or loss (debt securities)	5,671
Total debt securities	227,496
Total indebtedness	262,739
Total capitalization and indebtedness	310,395

Excluding indebtedness issued under government-guaranteed funding programs, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of June 30, 2010, all indebtedness was unsecured except for £65.8 billion of debt securities.

The information in the table above does not reflect the redemption at maturity of £0.7 billion in subordinated indebtedness and the issuance of £1.34 billion in subordinated indebtedness since June 30, 2010. These transactions were undertaken in a number of currencies; for the purposes of this disclosure, the balances have been translated to sterling at the rates used to translate assets and liabilities as at June 30, 2010.

Except as disclosed above, there has been no material change in the information set forth in the table above since June 30, 2010.